Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1.       Name. The name of the limited liability company is Humpty Merger Sub LLC (the “Company”).

2.       Registered Office and Registered Agent. The Company’s registered office in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware 19801. The registered agent of the Company for service of process is The Corporation Trust Company located at 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware 19801.

3.       The Certificate of Formation of the Company is hereby amended as follows:

1. The name of the limited liability company is The Midstream Company LLC.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment as of the day and year first above written.

By:	/s/ Toby Z. Rice
Name: Toby Z. Rice
Title: President